YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Taseko Mines Limited ("Taseko" or the "Company") for the years ended December 31, 2010, December 31, 2009, and the fifteen months ended December 31, 2008, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of March 16, 2011. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This discussion uses the terms 'measured resources' and 'indicated resources'. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This discussion uses the term 'inferred resources'. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. 'Inferred resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cash Cost of Production

This management discussion uses the term cash cost of production which is a non-GAAP measure intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP (see 1.16.5). Cash cost of production is a common performance measure in the copper industry and includes direct cost of operations and related costs through to refined metal, excluding amortization.

Taseko’s 75% (effective March 31, 2010) owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Sales and production volumes from the Gibraltar Mine (the “Gibraltar Joint Venture” or the “Joint Venture”) reflected in this MD&A are on a 100% basis unless otherwise indicated.

1.2 Overview

Taseko is a mining and mine development company with one operating mine, two advanced stage projects and one exploration property, all located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine, the Prosperity gold-copper project, the Harmony gold project and the Aley niobium project.

During the year ended December 31, 2010, Taseko has continued to focus on completing capital upgrade projects in order to increase throughput and metal recovery at its Gibraltar mine and on advancing engineering, permitting and financing for the Prosperity project.

On March 31, 2010, the Gibraltar mine became a joint venture with Cariboo Copper Corp. (“Cariboo”). Taseko and Cariboo now hold 75% and 25% interests, respectively, in the mine and Taseko continues to be the operator.

Taseko had an operating profit of $125.5 million and earnings before tax and other items of $107.2 million for the year ended December 31, 2010, compared to an operating profit of $48.3 million and earnings before tax and other items of $27.0 million for the year ended December 31, 2009. Other items included a gain on the sale of the 25% interest in the Gibraltar mine (to the Joint Venture) in the amount of $95.1 million and an unrealized (non-cash) marked-to-market loss attributable to derivative instruments of $6.9 million.

Net earnings were $148.6 million or $0.80 per share for the year ended December 31, 2010 as compared to net earnings of $10.6 million or $0.06 per share for the year ended December 31, 2009. Net earnings for the year were higher than the prior year due to increases in Gibraltar’s production capacity, the significant impact of increased sales volumes, as well as continued strength in the metals markets, resulting in much higher average prices realized in fiscal 2010. In addition, the gain realized on the sale of the 25% interest in the Gibraltar mine in the amount of $95.1 million contributed to the higher earnings.

During the year ended December 31, 2010, the Gibraltar mine produced 92.3 million pounds of copper and 941,000 pounds of molybdenum. Total cash costs for the year averaged US$1.70 per pound of copper produced.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

In the quarter ended December 31, 2010, the Gibraltar mine produced 23.4 million pounds of copper and 276,000 lbs of molybdenum.

A number of major capital projects were undertaken during the year. These included the in-pit crusher and conveyor system, upgrades to the concentrate filter/dryer circuits and tailings handling system, and the Semi Autogenous Grinding (SAG) mill direct feed system that is scheduled to be commissioned in early 2011.

During the year, the Company prepaid its US$50 million credit facility with Credit Suisse and Investec Bank PLC without penalty. The Company also exercised its “call” option to redeem the Gibraltar Royalty Limited Partnership ("GRLP") royalty obligation through the issuance of 1,556,355 shares of the Company.

In 2011, the Company plans to move forward with a further expansion at Gibraltar. Gibraltar Development Plan 3 (GDP-3) will include construction of a 30,000 ton per day (“tpd”) concentrator to complement the existing 55,000 tpd facility, increasing annual production capacity to 180 million pounds of copper. A new molybdenum recovery facility is also planned to increase annual molybdenum production to more than two million pounds. The capital cost for infrastructure related to the increased production capacity is expected to be $235 million, with an additional mining equipment requirement of approximately $90 million.

Taseko has also submitted a new Project Description to the Federal Government to advance permitting for the Prosperity project. The Company also plans delineation drilling and engineering at the Aley Project.

1.2.1 Gibraltar Mine

The Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia. The following sales and production volumes and prices are on a 100% basis.

Three-Month Sales

  Copper-in-concentrate sales for the three months ended December 31, 2010 were 32.7 million pounds compared to 16.2 million pounds sold during the three months ended December 31, 2009.

  There were 0.9 million pounds of copper cathode sold in the three months ended December 31, 2010 compared to 0.6 million pounds sold in the three months ended December 31, 2009.

  The average price realized for sales of copper during the three months ended December 31, 2010 was US$4.12 per pound, compared to US$3.10 per pound realized in the three months ended December 31, 2009. The realized price included adjustments on final invoices related to prior quarters.

  Molybdenum-in-concentrate sales for the three months ended December 31, 2010 were 261,000 pounds compared to 97,000 pounds sold in the three months ended December 31, 2009.

  The average price realized for sales of molybdenum for the three months ended December 31, 2010 was US$16.24 per pound, compared to US$12.01 per pound realized in the three months ended December 31, 2009.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Twelve-Month Sales

  Copper-in-concentrate sales increased to 84.8 million pounds for the year ended December 31, 2010 from the 65.9 million pounds sold during the year ended December 31, 2009.

  Copper cathode sales decreased in the year ended December 31, 2010 to 1.5 million pounds compared to 2.2 million pounds in the year ended December 31, 2009.

  The average price realized for sales of copper in the year ended December 31, 2010 was US$3.66 per pound, compared to US$2.31 per pound realized in the year ended December 31, 2009.

  Molybdenum-in-concentrate sales increased to 924,000 pounds in the year ended December 31, 2010 from 692,000 pounds sold in the year ended December 31, 2009.

  The average price realized for sales of molybdenum for the year ended December 31, 2010 was US$16.32 per pound, compared to US$11.02 per pound realized in the year ended December 31, 2009.

Year-end Inventory

  Copper-in-concentrate inventory at December 31, 2010 was 5.0 million pounds compared to 3.8 million pounds at December 31, 2009.

  Copper cathode inventory at December 31, 2010 was 0.5 million pounds compared to 0.1 million pounds at December 31, 2009.

  Molybdenum-in-concentrate inventory at December 31, 2010 was 33,000 pounds compared to 16,000 pounds at December 31, 2009.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Gibraltar Mine Production and Cost Performance

The following table is a summary of operating statistics (100%):

	Year ended December 31, 2010	Year ended December 31, 2009	Three months ended December 31, 2010	Three months ended December 31, 2009
Total tons mined (millions)[1]	52.3	34.9	15.6	11.3
Tons of ore milled (millions)	15.0	13.0	3.9	3.2
Stripping ratio	2.5	1.8	2.9	2.2
Copper grade (%)	0.338	0.319	0.333	0.319
Molybdenum grade (%)	0.012	0.011	0.012	0.010
Copper recovery (%)	89.2	82.3	89.1	84.1
Molybdenum recovery (%)	25.5	24.4	29.8	20.9
Copper production (millions lb) [2]	92.3	70.3	23.4	17.4
Molybdenum production (thousands lb)	941	629	276	113
Foreign exchange ($C/$US)	1.03	1.14	1.01	1.06
Copper production costs, net of by-product credits[3] , per lb of copper	US$1.34	US$1.24	US$1.38	US$1.67
Off-property costs for transport, treatment & marketing per lb of copper	US$0.36	US$0.30	US$0.49	US$0.31
Total cash costs of production per lb of copper[4]	US$1.70	US$1.54	US$1.87	US$1.98

[1]	Total tons mined includes sulphide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
[2]	Copper production includes concentrate and cathode.
[3]	By-product credit is calculated on actual period sales.
[4]	See Section 1.16.5.

Total tons mined in 2010 were higher than in 2009 in order to meet the increased processing capacity of the mill and to operate closer to the deposit average strip ratio based on continued strength in the price of copper. The Gibraltar concentrator continued to perform well on copper recovery while throughput steadily increased toward the targeted 55,000 tons per day level. Copper and molybdenum production levels have been increasing throughout the year, due to the completion of concentrator capital projects, increased mill throughput, and an increase in the copper head grade and recovery.

Total per pound cash costs of production for the year ended December 31, 2010 were higher than the same period 2009 as a result of increased stripping ratio (US$0.17), strengthening Canadian dollar against the US dollar (US$0.17), higher prices for fuel, reagents and grinding media (US$0.05), and increased off property transportation costs (US$ 0.06) for the year. These increased costs were partially offset by lower mining and milling costs realized from new equipment (US$0.23) and increased molybdenum by-product value (US$0.06) ..

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Gibraltar Joint Venture

The Gibraltar mine became an unincorporated joint venture between Taseko and Cariboo (a Japanese consortium) on March 31, 2010. The Company and Cariboo hold 75% and 25% beneficial interests in the Joint Venture, respectively. Under the Joint Venture Agreement, the Company contributed certain assets and liabilities pertaining to the Gibraltar mine with a deemed fair value of $747 million to the Joint Venture at March 31, 2010, and Cariboo paid the Company US$187 million to obtain a 25% interest in the Joint Venture. The Company continues to be the operator of the Gibraltar mine.

The assets and liabilities contributed by the Company into the Joint Venture were primarily mineral property interests, plant and equipment, inventory, prepaid expenses, reclamation deposits, equipment loans, and capital lease obligations and the site closure and reclamation obligation.

The Company’s 75% interest in the assets and liabilities of the Joint Venture as at December 31, 2010, are as follows:

($ in thousands)	December 31, 2010
Assets
Current assets	$97,713
Advances for equipment	1,188
Reclamation deposits	22,977
Mineral property interests, plant and equipment, net	301,219

Liabilities
Current liabilities	$29,538
Long-term liabilities	28,019
Site closure & reclamation obligation	8,178

Included within the Company’s statement of operations and comprehensive income (loss) for the year ended December 31, 2010 is the Company's 75% interest in the operations of the Joint Venture for the period from March 31, 2010 (inception of the Joint Venture) to December 31, 2010 and its 100% interest in the Gibraltar mine for the period January 1, 2010 through March 31, 2010. The 75% interest is summarized as follows:

($ in thousands)	From March 31, 2010 to
December 31, 2010
Revenues	$194,370
Operating expenses	97,461
Depreciation and depletion	7,092
Other expenses	4,867
Other comprehensive loss	39
Total comprehensive income	$84,911

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Included within the cash flows of the Company for the year ended December 31, 2010 are the Company’s 100% interest for the period in the Gibraltar mine for the period January 1, 2010 through March 31, 2010 and its 75% interest in the cash flows of the Joint Venture for the period from March 31, 2010 to December 31, 2010. This 75% interest is reflected as follows:

($ in thousands)	From March 31, 2010 to
December 31, 2010
Operating activities	$93,103
Investing activities	(44,496)
Financing activities	8,270

Infrastructure and Mining Fleet Upgrades

The new in-pit 60-inch by 89-inch crusher and overland conveyor system was completed and commissioned mid-2010. The system is designed to reduce operating costs and improve mine productivity by replacing the original Gibraltar crusher and supplanting approximately three diesel-powered haulage trucks with an electrically driven overland conveyor belt.

Replacement of the single-line tailings system with a two-line system and substitution of the natural gas-fired concentrate dryer with a filter press was completed in 2010. This equipment reduces operating costs and provides a more stable operating platform, and will be able to manage increased volume as mill throughput increases.

Construction of the SAG direct feed system was started in the third quarter of 2010. The system is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system. The direct feed system is scheduled to be commissioned during the second quarter of 2011.

The Gibraltar mine has continued to invest in the mining fleet during the year, purchasing four new 320 ton capacity haulage trucks all of which have been delivered to the mine. Two of the trucks were assembled and put into operation in October and the second two became operational in December. Also, the construction of a new Bucyrus 495 cable shovel was completed and the machine was commissioned in October 2010.

Copper production for the year ended December 31, 2010 (92.3 million pounds) was 31% higher than in 2009 (70.3 million pounds) as a result of the investments and operational improvements which have occurred at Gibraltar.

Labour

The number of active personnel at the site at the end of December 2010 was 455, compared to 377 personnel at the end of December 2009.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral Reserves

The Gibraltar mine mineral reserves are based on the published reserves at December 31, 2008 and depleted for ore production from the Granite pit in 2009 and 2010.

The proven and probable reserves as of December 31, 2010 are tabulated in the table below and are NI 43-101 and SEC Guide 7 compliant.

Gibraltar Mine Mineral Reserves
At 0.20% copper cut-off
Pit	Category	Tons	Cu	Mo
		(millions)	(%)	(%)
Connector	Proven	40.4	0.296	0.010
	Probable	14.8	0.271	0.009
	Subtotal	55.2	0.289	0.010
Gibraltar East	Proven	66.8	0.286	0.008
	Probable	33.3	0.285	0.013
	Subtotal	100.1	0.286	0.010
Granite	Proven	163.4	0.323	0.009
	Probable	21.6	0.319	0.009
	Subtotal	185.0	0.322	0.009
Gibraltar Extension	Proven	75.4	0.352	0.002
	Probable	29.3	0.304	0.002
	Subtotal	104.7	0.339	0.002
Total		445.0	0.314	0.008

The mineral reserve estimations were completed by Taseko staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering and a Qualified Person under National Instrument 43-101.

1.2.2 Prosperity Project

Taseko holds a 100% interest in the Prosperity project, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining.

Mineral Reserves and Resources

During 2009, the Company announced the results of a review of the mineral reserves for the Prosperity project. The reserves (tabulated below) are based on a C$5.50 net smelter return (“NSR”) cut-off using gold and copper prices of US$650/oz and US$1.65/lb, respectively.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Prosperity Project Mineral Reserves at C$5.50 NSR/t cut-off
Category	Tonnes (millions)	Grade		Recoverable Metal		Contained Metal
		Au (g/t)	Cu (%)	Au (M oz)	Cu (B lb)	Au (M oz)	Cu (B lb)
Proven	481	0.46	0.26	5.0	2.4	7.1	2.8
Probable	350	0.35	0.18	2.7	1.2	3.9	1.4
Total	831	0.41	0.23	7.7	3.6	11.0	4.2

Note: Recoveries for Cu and Au are 87% and 69%, respectively.

There are additional estimated measured and indicated resources totaling 180 million tonnes grading 0.37 g/t gold and 0.32% copper, containing 2.1 million ounces of gold and 1.3 billion pounds of copper (assuming 100% recoveries). The mineral resource and reserve estimations were completed by Taseko staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering and a Qualified Person under National Instrument 43-101. A technical report has been filed on www.sedar.com.

Cautionary regarding differences in US and Canadian Criteria for Reserves

The mineralized material at the Prosperity project is currently classified as measured and indicated resources, and a portion of it qualifies under Canadian mining disclosure standards as proven and probable reserves. Readers are cautioned that no part of the Prosperity project’s mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits and project financing would be required in order to classify the project’s mineralized material as an economically exploitable reserve.

In early June, the British Columbia Provincial Government granted Taseko a long-term, renewable, 25-year mining lease for the Prosperity gold-copper project, providing the Company with mineral tenure security for the project.

Permitting

On January 14, 2010, the Company received the environmental assessment certificate for the Prosperity project from the British Columbia Provincial Ministry of Environment. The Provincial Mines Act permit application was submitted to the Ministry of Energy, Mines, and Petroleum Resources in June 2010 but was put in abeyance following the November Federal decision as discussed below.

The Canadian Environmental Assessment process, in which public hearings were conducted by a three-person panel (“Federal Panel”) operating under defined Terms of Reference, concluded on May 3, 2010. The Federal Panel submitted its findings to the Federal Minister of Environment on July 2, 2010.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Taseko was advised on November 2, 2010, that the Government of Canada would not proceed with permitting on the Prosperity project as proposed. The Company has reviewed and revised its plan and has put forth a new design proposal, which adds construction costs and life of mine operating expenditures of approximately $300 million to the original design. The new plan addresses the concerns identified during the Federal Review process and on February 21, 2011 the Company submitted the new Project Description for the Prosperity gold-copper project to the Government of Canada.

Gold Stream Agreement

In May 2010, the Company entered into a gold stream transaction with Franco-Nevada Corporation (“Franco-Nevada”), under which Franco-Nevada will purchase gold equal to 22% of the life of mine gold produced at the project. Staged cash deposits aggregating US$350 million will be paid during mine construction, and two million Franco-Nevada warrants will be issued on the date of the first advance of the cash payment. For each ounce of gold delivered to Franco-Nevada, Taseko will receive a further cash payment of US$400/oz (subject to an inflationary adjustment) or the prevailing market price, if lower. The deposit will be credited with the difference between US$400/oz and the market price of gold for each ounce delivered until the deposit is fully credited.

Each warrant is exercisable to purchase one Franco-Nevada common share at a price of $75.00 until June 16, 2017 and will be listed under the same terms as the warrants listed on TSX under the symbol FNV.WT.A.

The conditions to funding the gold stream include obtaining full financing of the project, receipt of all material permits to construct and operate Prosperity, and securing marketing arrangements for the majority of the concentrate.

1.2.3 Harmony Project

Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte Island -Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001. Taseko is considering initiating a pre-feasibility level study of Harmony during 2011 to further evaluate the project.

1.2.4 Aley Project

Taseko holds 100% of the Aley niobium project in northern British Columbia. The Company completed a significant exploration drilling program during the year.

The 2010 exploration program comprised geological mapping and diamond drilling of 23 drill holes, for a total of 4,460 metres. These holes intersected excellent grade niobium mineralization across an area measuring over 900 metres east-west and 350 metres north-south, and drill intercepts range to over 200 metres in length. The niobium mineralization begins close to surface, is highly continuous and is open to expansion in at least three directions and to depth. Examples of key intercepts include 0.52% Nb2O3 over 153.1 metres beginning at 45.1 metres depth in hole 030 and 0.82% Nb2O3 over 141.7 metres beginning 4.6 metres depth in hole 023. Please see the Company’s press release dated January 10, 2011 and our website for futher information on the 2010 core drilling program.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Plans are to accelerate work on the project in 2011, with a comprehensive work program including improved road access, exploration and geotechnical drilling, metallurgical testwork and environmental baseline studies. Management believes that there is a strong market for niobium in steel production and an excellent opportunity for development, if the deposit is confirmed.

1.2.5 Market Trends

Copper prices had an overall upward trend between late 2003 and mid-2008, followed by an unprecedented 70% drop in prices over the final six months of 2008 as a result of uncertainty in global financial markets. The average copper price in 2008 was US$3.15/lb. Prices stabilized in January 2009 and have been on an upward trend since. The average copper price in 2010 and 2009 was US$3.42/lb and $2.34/lb respectively. Price strength has continued into 2011 averaging US$4.38/lb up to the date of this report.

Gold prices were volatile in late 2008, dropping below US$800/oz for a two-week period in September, and again from mid-October through November. The average gold price for 2008 was US$871/oz and US$974/oz in 2009. The average price in 2010 was US$1,226/oz., and the average price in 2011 to the date of this report was US $1,380/oz.

Molybdenum prices increased from US$7.60/lb in 2003 to peak at about US$34.00/lb in 2005. Prices averaged US$25.53/lb in 2006 and US$30.47/lb in 2007. Molybdenum prices dropped significantly in late 2008, but averaged US$28.98/lb during 2008 based on strength earlier in the year. Molybdenum prices continued to drop in 2009 to about US$8.00/lb in early May, but improved after that and averaged US$11.28/lb for the year. The average price of molybdenum was US$15.90/lb for 2010, and US$17.19/lb for 2011 through to the date of this report.

The Company sells its products in United States dollars but its expenses are denominated primarily in Canadian dollars. The twelve-month average to December 31, 2010 for one United States dollar was 1.03 Canadian dollars. At December 31, 2010, one United States dollar was equivalent to 0.9946 Canadian dollars. Current forecasts anticipate continued strengthening in the Canadian dollar.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in thousands of Canadian dollars except per share amounts.

	As at December 31

Balance Sheets	2010	2009	2008
Current assets	$281,300	$92,316	$41,283
Mineral properties	27,737	32,631	32,610
Plant and equipment	283,024	305,205	292,390
Other assets	95,551	104,943	111,962
Total assets	$687,612	$535,095	$478,245

Current liabilities	66,636	$75,179	$112,053
Other liabilities	151,025	163,223	131,285
Shareholders’ equity	469,951	296,693	234,907
Total liabilities & shareholders’ equity	$687,612	$535,095	$478,245

	Year ended	Year ended	Fifteen months
	December 31	December 31	ended December 31
Statements of Operations	2010	2009	2008
Revenue	$278,460	$188,902	$231,678
Cost of sales	142,674	132,434	196,261
Depletion, depreciation and amortization	10,336	8,150	7,363
Operating profit	125,450	48,318	28,054

Accretion of reclamation obligation	860	968	1,451
Asset retirement obligation change of estimates	–	–	(6,917)
Change in fair market value of financial instruments	(319)	–	886
Exploration	10,090	3,407	11,864
Foreign exchange loss (gain)	2,650	(8,800)	4,032
Gain on convertible bond repurchase	–	(1,630)	–
General and administration	13,853	8,382	11,896
Interest accretion on convertible debt	–	1,260	2,938
Interest and other income	(18,275)	(7,402)	(9,701)
Interest expense	4,542	8,265	8,284
Gain on sale of marketable securities	(4,087)	(188)	(1,034)
Loss on prepayment of credit facility	834	–	–
Premium paid on the redemption of royalty obligation	1,302	–	–
Realized loss (gain) on derivative instruments	(3,575)	11,330	–
Stock-based compensation	10,409	5,696	6,442
Earnings (loss) before other items	$107,166	$27,030	$(2,087)

Other items:
Gain on contribution to the Joint Venture	95,114	–	–
Unrealized loss on derivative instruments	(6,898)	(15,775)	–
Earnings before income taxes:	195,382	11,255	$(2,087)
Current income tax expense (recovery)	4,106	669	(2,151)
Future income tax expense (recovery)	42,678	25	(3,446)
Earnings for the year	$148,598	$10,561	$3,510

Other comprehensive income (loss):
Unrealized gain (loss) on reclamation deposits	(118)	(1,040)	1,859
Unrealized gain (loss) on marketable securities/investments	6,117	14,263	(11,295)
Reclassification of realized gain on sale of marketable securities	(4,087)	(188)	(1,152)
Tax effect	(239)	(1,779)	1,570
Other comprehensive income (loss)	$1,673	$11,256	$(9,018)
Total comprehensive income (loss)	$150,271	$21,817	$(5,508)
Basic earnings per share	$0.80	$0.06	$0.02
Diluted earnings per share	$0.73	$0.06	$0.02
Basic weighted average number of common shares outstanding	186,103	173,170	142,062
Diluted weighted average number of common shares outstanding	203,006	180,835	156,928

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

The consolidated financial results reported for the periods ending December 31, September 30 , June 30, and March 31, 2010 reflect the Company’s 75% interest in the new Joint Venture, which includes the results of operations since April 1, 2010.

Expressed in thousands of Canadian dollars, except per-share amounts.

	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31
	2010	2010	2010	2010	2009	2009	2009	2009
Current assets	281,300	262,581	238,691	249,118	92,316	90,209	75,950	58,357
Mineral properties	27,737	27,588	26.628	26,566	32,631	32,617	32,617	32,619
Plant and equipment	283,024	263,544	235,535	233,672	305,205	303,434	301,891	295,094
Other assets	95,551	96,190	99,851	96,641	104,943	107,686	107,707	112,321
Total assets	687,612	649,903	600,705	605,997	535,095	533,946	518,165	498,391

Current liabilities	66,636	80,998	53,621	78,468	75,179	58,949	61,503	91,195
Other liabilities	151,025	128,626	112,362	139,077	163,223	183,856	165,341	166,596
Shareholders' equity	469,951	440,279	434,722	388,452	296,693	291,141	291,321	240,600
Total liabilities and shareholders' equity	687,612	649,903	600,705	605,997	535,095	533,946	518,165	498,391

Revenue	108,959	37,540	56,453	75,508	55,966	40,132	52,632	40,172
Mine site operating costs	38,116	14,743	30,488	31,559	32,160	24,528	26,203	25,454
Transportation and treatment	8,716	4,115	6,678	8,259	5,724	4,554	7,609	6,202
Amortization	4,637	1,217	1,902	2,580	2,421	1,677	2,142	1,910
Operating profit	57,490	17,465	17,385	33,110	15,661	9,373	16,678	6,606
Expenses:
Accretion of reclamation obligation	205	202	197	256	250	245	239	234
Change in fair value of financial instruments	(319)	-	-	-	-	-	-	-
Exploration	3,971	3,619	1,519	981	1,519	805	549	534
Foreign exchange loss (gain)	4,042	1,972	(2,774)	(590)	(681)	(3,108)	(7,941)	2,930
General and administration	4,659	3,139	3,270	2,785	2,197	1,752	2,104	2,329
Interest and other income	(3,117)	(2,917)	(10,611)	(1,630)	(1,702)	(1,529)	(1,987)	(2,184)
Interest expense and accretion charges	1,058	652	731	2,101	1,935	2,041	2,765	2,784
Gain on convertible bond repurchase	-	-	-	-	-	(948)	(682)	-
Loss (gain) on sale of marketable securities	-	(2,973)	(765)	(349)	(1,004)	816	-	-
Loss on prepayment of credit facility	-	-	-	834	-	-	-	-
Premium paid on redemption of royalty obligation	-	-	-	1,302	-	-	-	-
Realized loss (gain) on derivative instrument	(15,117)	-	3,881	7,661	7,762	3,568	-	-
Stock-based compensation	2,669	1,176	1,110	5,454	2,385	1,073	1,581	657
	(1,949)	4,870	(3,442)	18,805	12,661	4,715	(3,372)	7,284
Earnings (loss) before other items	59,439	12,595	20,827	14,305	3,000	4,658	20,050	(678)
Other Items:
Gain (loss) on contribution to the joint venture	1,095	(3,363)	-	97,382	-	-	-	-
Unrealized gain (loss) on derivative instruments	(18,284)	(5,015)	8,910	7,491	(4,237)	(8,829)	(2,709)	-
Earnings (loss) before income taxes	42,250	4,217	29,737	119,178	(1,237)	(4,171)	17,341	(678)
Income tax expense (recovery)	16,919	2,839	(15,703)	42,729	766	(1,822)	5,936	(4,186)
Earnings (loss) for the period	25,331	1,378	45,440	76,449	(2,003)	(2,349)	11,405	3,508
Earnings (loss) per share – basic	0.14	0.01	0.24	0.42	(0.01)	(0.01)	0.07	0.02
Earnings (loss) per share –diluted	0.12	0.01	0.24	0.40	(0.01)	(0.01)	0.06	0.02

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

The results of operations reported for the year ended December 31, 2010 reflect the Company’s 75% interest in the new Joint Venture from the inception date of March 31, 2010 and 100% for the period January 1, 2010 through March 31, 2010. Sales and production volumes reflected below are on a 100% basis unless otherwise indicated.

This management discussion and analysis compares the years ended December 31, 2010 (“2010”) and the year ended December 31, 2009 (“2009”).

During 2010, Taseko generated operating profit of $125.5 million compared to $48.3 million during 2009 and earnings before tax and other items of $107.2 million for 2010, compared to earnings before tax and other items of $27.0 million for 2009. Other items included a gain on the sale of the 25% interest in the Gibraltar mine in the amount of $95.1 million and an unrealized (non-cash) marked-to-market loss attributable to derivative instruments of $6.9 million (2009 - $15.8 million).

During 2010, Taseko generated cash inflow from continuing operating activities of $89.8 million as compared to an outflow of $26.8 million for 2009. The increase in cash inflows from operating activities in 2010 resulted from the significant increase in sales over 2009, and the higher average realized prices.

The Company’s revenues are $278.5 million in 2010, compared to $188.9 million in 2009, consisting of copper concentrate sales of $258.9 million (2009 – $172.5 million), molybdenum concentrate sales of $12.7 million (2009 – $8.8 million), silver concentrate sales of $2.9 million (2009 – $2.0 million), and copper cathode sales of $4.0 million (2009 – $5.6 million). The increase in revenue was the result of higher copper shipments in 2010 mainly due to increased production at Gibraltar, as well as a higher average realized copper price. For 2010, 86.3 million pounds of copper (concentrate and cathode) were sold compared to 68.1 million pounds of copper (concentrate and cathode) for 2009. The average price per pound of copper sold increased to US$3.66 per pound for 2010, up from US$2.31 per pound for 2009. Molybdenum sales increased to 0.9 million pounds for 2010 from 0.7 million pounds for 2009 mainly due to the higher molybdenum recovery levels seen over 2009. The average price per pound of molybdenum sold increased to US$16.32 per pound for 2010, up from US$11.02 per pound for 2009.

Cost of sales for 2010 was $142.7 million, compared to $132.4 million for 2009. Cost of sales for 2010 consists of total production cost of $118.4 million (2009 – $109.6 million), an inventory adjustment of $3.5 million (2009 – $1.3 million), and transportation and treatment costs of $27.8 million (2009 – $24.1 million). Cost of sales was higher during 2010 mostly due to increased production levels, increases in the labour force, increases in input costs and an increased strip ratio.

Amortization expense for 2010 was $10.3 million compared to $8.2 million in 2009. The increase was the result of the capital equipment additions as well as the utilization of several new pieces of equipment related to the concentrator expansion and higher production volumes.

Exploration expenses increased to $10.1 million in 2010 compared to $3.4 million in 2009, due to an increased level of activity at the Company's Prosperity project. Higher costs relating to the work carried out on the environmental assessment review, some preliminary detailed engineering work, and the permitting process (see Section 1.2.2) . An exploration drill program was also carried out on the Aley project. Exploration expenses of $1.6 million (2009 – $0.05 million) at Gibraltar were capitalized.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

General and administrative (“G&A”) costs increased to $13.9 million in 2010 from $8.4 million in 2009, mainly due to higher staffing levels and support costs associated with the planned growth within the Company. Costs were incurred relating to the expansion of the Williams Lake office, and an increase in the staffing levels related to Prosperity and the Gibraltar mill expansion during the comparative period.

Stock-based compensation was $10.4 million in 2010 compared to $5.7 million in 2009. The increase is mainly due to the newly granted options in 2010, combined with the compensation expense of options granted in prior years.

Interest and other income increased to $18.3 million as compared to $7.4 million in 2009. The increase was primarily due to an interest expense recovery of $8.1 million that occurred mid-way through the year, as a result of the reversal of a provision for tax liabilities, as well as higher levels of interest earned on deposits held with Canadian banks. Interest expense decreased to $4.5 million in 2010 compared to $8.3 million in 2009 mainly due to the redemption of the Company’s convertible bonds during 2009 and repayment of the credit facility at the end of the first quarter of 2010. The Company recorded a foreign exchange loss of $2.6 million for 2010 compared to a gain of $8.8 million in 2009. The loss was primarily due to the strengthening of the Canadian dollar and the revaluation of the US-dollar receivables at December 31, 2010.

The Company recorded a realized gain of $3.6 million (2009 – loss $11.3 million) and an unrealized loss of $6.9 million (2009 – $15.8 million) on derivative instruments as a result of the decrease in fair value of the producer call and put option contracts which settled during 2010, and the fair valuation of the contracts outstanding at December 31, 2010.

Current income tax expense of $4.1 million (2009 – $0.7 million) and future income taxes expense of $42.7 million (2009 – $0.03 million) were recorded for the year ended December 31, 2010.

1.6 Liquidity

At December 31, 2010, the Company had cash and equivalents of $211.8 million, as compared to $35.1 million at December 31, 2009. In addition, the Company had working capital of $214.7 million, as compared to working capital of $17.1 million at December 31, 2009. The increase in working capital was primarily a result of the proceeds from the sale of the 25% interest in the Gibraltar mine to Cariboo.

Management anticipates that sales from copper and molybdenum concentrate and copper cathode, along with the various financing activities disclosed in Section 1.7 Capital Resources, and cash management strategies will be sufficient to fund current operations and satisfy obligations as they come due. Management continuously monitors all commitments and planned expenditures necessary to maintain operational and capital spending objectives.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long-term cash requirements. The Company's cash and equivalents are held in business bank accounts with a major Canadian financial institution and are available on demand for the Company's programs.

The following are the principal maturities of contractual obligations (in thousands of Canadian dollars):

	Contractual				Over 3-5
As at December 31, 2010	Obligations	2011	2012	2013	years
Accounts payable and accrued liabilities	$22,983	$22,983	$–	$–	$–
Amounts due to a related party	154	154	–	–	–
Capital lease obligations	20,313	5,354	5,394	4,511	5,054
Long-term equipment loan	18,020	4,961	6,828	3,672	2,559
Total liabilities	$61,470	$33,452	$12,222	$8,183	$7,613

The Company also has purchase orders in the normal course of operations for capital equipment. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Other than those obligations disclosed in the notes to the consolidated financial statements for the year ended December 31, 2010, the Company has no other material commitments for capital expenditures, long-term debt, capital lease obligations, operating leases or any other long-term obligations.

1.7 Capital Resources

The Company’s primary sources of liquidity and capital resources are its cash flow provided from operations as well as equity and debt financings.

Debt Financings

In February 2009, the Company entered into and drew down a US$30 million 36-month term facility agreement (the “Facility”) with Credit Suisse. During the prior year, the Company and Credit Suisse, as Facility Agent, and Investec Bank plc amended the Facility to increase the existing Facility by an additional US$20 million and the Company drew these additional funds. Under the amended facility agreement, the US$50 million Facility was repayable commencing April 2010 and every second month thereafter in equal installments of US$4.2 million until February 2012. The Facility interest rate was LIBOR plus 5 percent and was due and payable bi-monthly. The long-term credit facility security provided under the terms of the relevant agreement included certain equipment of the Gibraltar mine, a general security pledge, and the treatment and refining off-take agreement in addition to a corporate guarantee.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

In Q1 2010, the Company prepaid the Facility without penalty. A loss of $0.8 million was recorded in net earnings as a result of the prepayment of the Facility and the requirement to simultaneously expense deferred financing costs.

During the year, the Company entered into a 5-year capital lease agreement to finance the purchase of four haul trucks for the Gibraltar mine for a total amount of $17.2 million (75% - $12.9 million). The terms of the lease require monthly installments of approximately $0.3 million (75% - $0.2 million) beginning in October 2010 and ending in August, 2015, at an annual interest rate of 5.99% . The Company guaranteed this financing.

Also during the year, the Company entered into a new 48-month term equipment loan to finance the purchase of a new shovel for the Gibraltar mine in the amount of $18.8 million (75% - $14.1 million). The loan is secured by the underlying shovel at the Gibraltar mine. The loan is repayable in monthly installments of approximately $0.4 million (75% - $0.3 million) beginning in September 2010 through to August 2014. The loan bears a fixed interest rate of 5.349% and is guaranteed by the Company and Cariboo.

Equity Financings

During 2010, the Company obtained a receipt in respect of the final short-form base shelf prospectus from regulatory authorities. The shelf registration will, subject to securities regulatory requirements, allow the Company to make offerings of common shares, warrants, subscription receipts, debt securities, or any combination of such securities up to an aggregate offering price of $300 million during the 25 month period that the final short-form base shelf prospectus, including any amendments thereto, remains effective.

The Company also entered into an At the Market Issuance Agreement, with a third party, under which the Company may, at its discretion, from time to time sell up to a maximum of 18.6 million of its common shares through "at-the-market" ("ATM") issuance. The third party will act as sales agent for any sales made under the ATM. The common shares will be sold at market prices prevailing at the time of a sale. The Company is not required to sell any of the reserved shares at any time during the term of the ATM, which extends until November 1, 2012, and there are no fees for having established the arrangement. The ATM Issuance Agreement does not prohibit the Company from conducting other financings. Subsequent to year-end the Company issued 1.0 million common shares under the ATM agreement for gross proceeds of $6.0 million.

Other Financings

During 2009, the Company entered into an agreement with an unrelated investment partnership, Gibraltar Royalty Limited Partnership ("GRLP") whereby Gibraltar sold to GRLP a royalty for $6.5 million.

Annual royalties were payable by Gibraltar to GRLP at rates ranging from $0.003/lb to $0.004/lb of copper produced during the period from September 1, 2009 to December 31, 2030. These royalty payments were to be recognized as an expense during the period.

The Company classified the principal balance of the royalty obligation as a financial liability to be settled in a future period. The Company had a pre-emptive option to repurchase ("call") the royalty obligation by acquiring the GRLP partnership units after March 1, 2010 to December 31, 2012 in consideration of a payment equal to the funds received by the Company plus a 20% premium payable in the Company’s shares or cash. GRLP also had a right to sell ("put") its GRLP partnership units to the Company at fair value after April 1, 2010 to December 31, 2012. However, this “put” right was subject to the Company's pre-emptive right to exercise the "call" in advance of any "put" being exercised and completed.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

In Q1 2010, the Company exercised its “call” option through the issuance of 1,556,355 shares of the Company and recognized an expense of $1.3 million related to a premium on early redemption.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") (formerly Hunter Dickinson Inc.) is a private company which is owned equally by several public companies, one of which was Taseko. During Q1 2010, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs third party costs on behalf of the Company. On July 2, 2010, the HDSI services agreement was modified and services are now provided based on annually set hourly rates.

Costs for services rendered and costs incurred on behalf of the Company by HDSI during the year ended December 31, 2010 were $3.0 million, as compared to $2.7 million in 2009.

Under the terms of the Joint Venture Operating Agreement, the Joint Venture pays a management fee to the Company for services rendered by the Company to the Joint Venture as operator of the Gibraltar mine. Since the inception of the Gibraltar Joint Venture, the Company has earned $2.6 million in management fees of which 25% in the amount $0.6 million (2009 – nil) was recorded in the Company’s accounts as other income.

1.10 Fourth Quarter

For the three months ended December 31, 2010 (“Q4 2010”), Taseko generated operating profit of $57.5 million compared to $15.6 million during the three months ended December 31, 2009 (“Q4 2009”).

Other items in Q4 2010 include an adjustment of $1.1 million to the gain realized on the sale of the 25% interest in the Gibraltar mine and an unrealized (non-cash) mark-to-market loss attributable to derivative instruments related to the copper hedging program in the amount of $18.3 million (Q4 2009 - $4.2 million).

The Company recognized revenues of $109.0 million in Q4 2010, compared to $56.0 million in Q4 2009.

Revenues in Q4 2010 consisted of copper concentrate sales of $102.0 million compared to $52.9 million for Q4 2009. Molybdenum concentrate sales were $3.2 million in the Q4 2010 compared to $0.7 million for Q4 2009. Silver concentrate sales were $1.3 million for Q4 2010 compared to $0.6 million for Q4 2009 and copper cathode sales were $2.5 million for Q4 2010 compared to $1.8 million for Q4 2009.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cost of production for Q4 2010 was $38.1 million, compared to $32.2 million in Q4 2009. Cost of production consists of total production cost for Q4 2010 of $29.1 million (Q4 2009 – $31.9 million), plus concentrate inventory adjustment of $8.9 million (Q4 2009 – $0.3 million). Transportation and treatment costs for Q4 2010 amounted to $8.7 million (Q4 2009 – $5.7 million).

Amortization expense of $4.6 million for Q4 2010 was higher compared to $2.5 million in Q4 2009 due to the utilization of new equipment. Mining and milling assets are amortized using the units of production method based on tons mined and milled during the period.

Exploration expenses for Q4 2010 increased to $4.0 million, compared to $1.5 million in Q4 2009, mostly due to some preliminary detailed engineering and permitting work relating to the Prosperity project, as well as an exploration drill program carried out on the Aley project in the latter part of 2010.

General and administrative (“G&A”) expense for Q4 2010 was $4.7 million, compared to $2.2 million in Q4 2009, the increase due to the higher staffing levels and support costs resulting from planned growth within the Company.

Stock-based compensation expense for Q4 2010 was $2.7 million, compared to an expense of $2.4 million in Q4 2009, for options granted in 2010 as well as prior periods.

Interest and other income for Q4 2010 was $3.1 million, compared to $1.7 million in Q4 2009. The increase is mainly due to higher interest earned on the cash balances and income relating to the Joint Venture management fees.

Interest expense and accretion for Q4 2010 was $1.1 million, compared to $1.9 million in Q4 2009, the decrease mostly due to the repayment of the Credit Suisse Term Facility in the first quarter of 2010.

The Company recorded a foreign exchange loss for Q4 2010 of $4.0 million, compared to a gain of $0.7 million in Q4 2009. The Company sales are denominated in US dollars and are therefore impacted by the strengthening of the Canadian dollar and the revaluation of the US receivables at period close. The loss for Q4 2010 was primarily due to the revaluation of the Company’s US bank balances of $3.5 million and the loss due to the revaluation of the US dollar receivables of $0.5 million at December 31, 2010.

The Company recorded a realized gain of $15.1 million, compared to a loss of $7.8 million in Q4 2009, and an unrealized loss of $18.3 million (Q4 2009 – $4.2 million) during Q4 2010 as a result of the decrease in the fair value of the outstanding derivative contracts at December 31, 2010 and the reclassification between realized and unrealized gains and losses for the contracts that settled during the 2010 fiscal year.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11 Proposed Transactions

Franco-Nevada Gold Stream Transaction

During the year, the Company announced it had entered into an arrangement (the “Arrangement”) with Franco-Nevada Corporation (“Franco-Nevada”) to sell 22% of the gold to be produced from the Prosperity project.

The conditions to funding the gold stream include obtaining full financing of the project, receipt of all material permits to construct and operate Prosperity and securing marketing arrangements for the majority of the concentrate.

Gibraltar Tracking Preferred Shares

In October 2001, the Company and its subsidiary Gibraltar Mines Ltd. ("Gibraltar") completed the acquisition of the Harmony Gold Property (“Harmony”) and related assets from Continental Minerals Corporation (“Continental”), for 12,483,916 series "A" non-voting tracking preferred shares of Gibraltar and $2.2 million cash. The tracking preferred shares were recorded at $26.6 million, being their then fair value, and are designed to track and capture the value of Harmony and will be redeemed for common shares of Taseko upon a realization event, such as a sale of Harmony to a third party or commercial production at the Harmony or, at the option of Gibraltar, if a realization event has not occurred by 2011. Accordingly, the tracking preferred shares have been classified within shareholders’ equity on the consolidated balance sheet. The initial paid-up amount for the Gibraltar preferred shares is $62.8 million, subject to reduction prior to redemption for certain stated events.

On the occurrence of a realization event (as mentioned above), Gibraltar must redeem the Gibraltar preferred shares by distributing that number of Taseko common shares equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko common share, which will vary dependent on the timing of such realization event. The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year, currently at $5.64 (as of December 31, 2010).

If a realization event does not occur on or before October 16, 2011, Gibraltar has the right to redeem the tracking preferred shares for Taseko common shares at a deemed price equal to the greater of the then average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

If an unrelated third party’s acquisition of Continental (the “Acquisition”) announced September 17, 2010 proceeds, it is planned, subject to ongoing negotiations with Continental, that the redemption of the tracking preferred shares for Taseko common shares be accelerated to occur just before closing of the Acquisition.

On December 20, 2010, Continental announced that it had signed a formal “Arrangement Agreement” to implement the proposed acquisition plan announced in September, through a process which will be subject to the terms and conditions of the Arrangement Agreement. Completion of the Arrangement Agreement is targeted for the end of the first quarter of 2011. The tracking preferred shares will be exchanged for the Company’s common shares on the ratio of 0.5028 per Company’s common share to a Continental preferred share, and the Company’s common shares will not be subject to any hold periods by Continental.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.12 Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 2 and 3 of the audited consolidated statements for the year ended December 31, 2010. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

(a) Revenue Recognition

Revenue from the sales of metal in concentrate is recognized when persuasive evidence of a sales agreement exists, the title and risk is transferred to the customer, collection is reasonably assured, and the price is reasonably determinable. Revenue from the sales of metal may be subject to adjustment upon final settlement of shipment weights, assays and estimated metal prices. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Cash received in advance of meeting these revenue recognition criteria is recorded as deferred revenue.

Under the Company’s concentrate sales contracts, final copper and molybdenum prices are set based on a specified future quotational period and the average market metal price in that period. Typically, the quotational periods for copper are either one or four months after the date of arrival at the port of discharge and for molybdenum is three months after the month of shipment. Revenues are recorded under these contracts at the time title passes to the buyer and are based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. The price adjustment features in the Company’s receivables are treated as embedded derivatives for accounting purposes and as such, are marked-to-market through earnings from the date of sale through the date of final pricing.

In a period of unusual price volatility, as experienced in fiscal 2008, the effect of mark-to-market price adjustments related to the quantity of copper or molybdenum which remains to be settled could be significant. For changes in quantities upon receipt of new information and assay, the provisional sales quantities are adjusted as well.

(b) Asset Retirement Obligations (“ARO”)

The Company recognizes any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related asset retirement cost. In the event the required decrease in the asset retirement cost is in excess of the carrying value, the excess amount is recorded as a change in estimate in net earnings (loss).

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The ARO are based on management’s estimates, taking into account various factors such as the reclamation method, legal requirements, and current technology. The estimated amount of the reclamation cost is adjusted for estimated inflation at 2.5% per year, and in 2032 dollars is expected to be spent over a period of approximately three years beginning in 2032. After discounting the estimated reclamation costs to be spent in 2032, a net present value of the ARO was estimated at $8.2 million as at December 31, 2010 using credit-adjusted risk free rates of 7.1% to 10%. These individual assumptions can be subject to change and can materially affect the recognized amount of the liability.

(c) Mineral Resources and Reserves

The mineral reserves and resources in the Company’s mineral properties are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators (“CSA”). Management uses numerous assumptions in estimating mineral reserves and mineral resources. The accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operations.

(d) Depletion, Depreciation, Amortization and Impairment

The majority of the Company’s plant and equipment are amortized using the units of production method based on tons mined or milled.

Mineral property interests, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.

If the Company determines that there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate due to reductions in the price of copper and molybdenum, increases in the costs of production, and/or reductions in the amount of reserves expected to be recovered, the Company would be required to write down the recorded value of its mineral property interests, plant and equipment, which would reduce the Company’s earnings and net assets.

No impairment was identified for the Gibraltar mine or the Company’s other exploration projects for the year ended December 31, 2010.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

(e) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(f) Stock-based Compensation

The Company records all stock-based payments using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. Management uses several assumptions such as the Company’s stock price volatility, the risk-free interest rate and the expected life of the options in order to estimate the fair value of the stock-based compensation. These assumptions can be subject to change and can materially affect the recognized amount of stock-based compensation.

(g) Inventory

Finished goods and work-in-process are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in-process inventory include estimates of copper and molybdenum contained in the stockpiles and an assumption of the copper price expected to be realized when the stockpiles are processed into concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its work-in-process inventory, which would reduce the Company’s earnings and working capital.

(h) Copper Hedging Program

The Company’s copper hedging contracts are recorded at fair value. Changes in the fair values of the copper hedging contracts are recognized in net earnings (loss) for the period. Several assumptions such as copper’s price volatility, the risk-free interest rate and copper forward curves are used in order to estimate the fair value of the copper hedges. These assumptions can be subject to change and can materially affect the recognized amount of both the realized and unrealized gains (losses) on derivative financial instruments reflected in the Company’s financial statements.

1.13 Change in Accounting Policies including Initial Adoption

(a) New Accounting Standards adopted:

As a result of the Company’s joint venture formation over the Gibraltar mine entered into on March 31, 2010, the Company has adopted the following standard on a prospective basis with no restatement to prior period financial statements:

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

CICA 3055 – “Interests in Joint Ventures”

The Company’s interests in jointly controlled assets are accounted for using proportionate consolidation. The Company combines its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company’s financial statements. The Company recognizes the portion of gains or losses on the sale of assets by the Company to the joint venture that is attributable to the other venturers. The Company does not recognize its share of profits or losses from the joint venture that result from the Company’s purchase of assets from the joint venture until it resells the assets to an independent party. However, a loss on the transaction is recognized immediately if the loss provides evidence of a reduction in the net realizable value of current assets or an impairment loss.

(b) New Accounting Standards Not Yet Adopted:

Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superseded current Sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently.

The Company did not elect to early adopt this standard and will adopt IFRS 3 Business Combinations in accordance with IFRS effective January 1, 2011.

1.14 International Financial Reporting Standards (IFRS)

The Accounting Standards Board confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on and after January 1, 2011, with a transition date of January 1, 2010 (the “Transition Date”).

Accordingly, the Company will issue its first IFRS annual consolidated financial statements for the year ended December 31, 2011, with statements of comparative balance sheets as at December 31, 2010 and January 1, 2010 and restatement of earnings for the year ended December 31, 2010. During the year ended December 31, 2011, the Company will issue interim consolidated financial statements prepared in accordance with IAS 34 – Interim Financial Reporting (“IAS 34”) for the periods ended March 31, 2011, June 30, 2011 and September 30, 2011, with restatement of comparative balance sheets as at December 31, 2010 and January 1, 2010, and statements of earnings for the comparative periods presented.

The Company adopted a formal project plan for its transition to IFRS and allocated internal resources and engaged expert consultants, which was monitored by a Steering Committee to manage the transition from GAAP to IFRS reporting. The Steering Committee provides regular updates to the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings. The Company’s auditors have completed certain preliminary audit work on the IFRS opening balance sheet adjustments to be used in determining the opening statement of financial position under IFRS.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

  Phase 1 - Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

  Phase 2 - Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

  Phase 3 - Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

A detailed timetable was prepared to manage the transition and the Company is currently on schedule. At the date of preparing this MD&A, the Company has met the objectives of the project plan. The Company’s analysis of IFRS and comparison with GAAP has identified a number of differences which are discussed under the heading “Impact of adoption of IFRS on Financial Reporting” below.

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended March 31, 2011 the Company will restate its comparative fiscal 2010 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 GAAP amounts to the restated 2010 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;
  to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had vested as of the Transition Date;
  to apply the borrowing cost exemption and apply IAS 23, Borrowing Costs, prospectively from the Transition Date; and
  to elect not to comply with IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, for changes in such liabilities that occurred before the Transition Date.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Changes to estimates previously made are not permitted. The estimates previously made by the Company under GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Impact of Adoption of IFRS on Financial Reporting

While GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a Company’s scoping and analysis, the following financial statement areas are expected to be significantly impacted:

Property, Plant and Equipment (PP&E)

Under IAS 16, Property, Plant and Equipment, are recognized initially at cost if it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. Costs include all expenditures directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Under IAS 16, each part of an item of PP&E with a cost that is significant in relation to the total cost of the item shall be depreciated separately. In order to meet this requirement, componentization is generally required. The Company does not currently componentize to the same level as would be required under IFRS. Componentization would be required only to the extent that different depreciation methods or rates are appropriate and those components are material. In addition, major inspections or overhaul costs are identified and accounted for as a separate component under IFRS if that component is used for more than one period. The Company does not currently have a policy for major overhaul costs. Practically, this should be factored into the determination of the components of PP&E.

The Company’s componentization analysis determined that the level of componentization of assets under the Company’s policies under GAAP also meets the IFRS requirements and therefore there are no GAAP differences.

Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except for temporary differences created in a transaction that is:

(a)	not a business combination and
(b)	at the time of the transaction, affects neither accounting profit nor taxable profit.

Under GAAP, the Company recognizes a deferred tax liability on temporary differences arising on the initial recognition of the Aley mineral property interest and Oakmont net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit/(loss) nor taxable profit/(loss).

As of the Transition Date, the Company will derecognize all deferred tax liabilities which had been previously recognized on the initial acquisition of the Aley mineral property interest and the Oakmont net profit interest since these transactions are deemed not to be a business combination and affected neither accounting profit/(loss) nor taxable profit/(loss) with a corresponding reduction in the related asset. As a result, there will be a reduction in the amount of $4.9 million in both mineral property interests and future income tax liabilities as of the Transition Date. For the year ended December 31, 2010, there will be a reduction in the amount of $4.4 million in mineral property interests, a reduction of $4.9 million in future income tax liabilities and an increase of $0.5 million in the gain recognized in the contribution to the Joint Venture. Please refer to the unaudited proforma IFRS reconciliation below.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, a deferred tax asset is recognized to the extent it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Under GAAP, tax assets are recognized if it is more likely than not to be realized. Probable is not defined in IAS 12. However, entities have often used a definition of more likely than not similar to GAAP. However, IAS 12 does not preclude a higher threshold. Accordingly, a difference will not result as long as the Company uses more likely than not as its definition of probable.

Impairment of Assets

Per IAS 36, Impairment of Assets, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

The recoverable amount is equal to the higher of the fair value less cost to sell and its value in use. It is not necessary to determine both if one indicates no impairment exists. The value in use is based on a discounted cash flow model. This approach is different than GAAP (i.e. one step model under IFRS compared to two step model under GAAP).

To the extent possible, individual assets should be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs. The definition of a CGU is different from the Canadian definition of an Asset Group. However, no difference between asset groups previously classified under GAAP and CGU’s have been identified.

The Company has in the past written down mineral property balances for certain mineral properties. Under IAS 36, the Company would be required to reconsider whether there is any indication that an impairment loss recognized in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. This is different than GAAP where write ups are not permitted.

Based on the Company’s analysis, indicators of impairment that resulted in the impairment loss of $5.9 million recognized for Gibraltar in fiscal 2001 no longer exist and therefore should be reversed. The reversal on the Transition Date resulted into a $4.6 million increase in mineral property interests and shareholders’ equity. For the year ended December 31, 2010, there was a $3.3 million increase in mineral property interests and shareholder’s equity, an increase on $0.1 million in depreciation and amortization expenses and a decrease of $1.1 million in the gain recognized in the contribution to the Joint Venture for IFRS purposes. Please refer to the unaudited proforma IFRS reconciliation below.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company concluded that the historical impairment recognized for Prosperity and Harmony should not be reversed .

Asset Retirement Obligations (“ARO”)

Under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, an ARO is recognized when there is a legal or constructive obligation to restore a site for damage that has already occurred, it is probable a restoration expense will be incurred and the cost can be estimated reliably. This is different than GAAP where only legal obligations are considered.

Under IFRS, the amount recognized as a provision shall be the best estimate of the expenditures required to settle the present obligation. This is significantly different from GAAP where third-party costs are required. Under IAS 37, the provision would be based on management’s best estimate. This estimate could be a third-party cost if it is management’s intention to hire a third-party to complete the work or an internal estimate of the cost if the Company intends to use its own equipment and resources to do this work. The Company’s estimate is based on the Company’s use of its own equipment and resources, and these estimates are the basis for calculating its ARO under IFRS.

Where the effect of the time value of money is material, the amount of the provision should be the present value of the expenditures expected to be required to settle the obligation. This is consistent with GAAP. The discount rate used under IFRS would be a pre-tax rate specific to the liability rather than the Company's use of the credit-adjusted risk-free rate required under GAAP. The discount rate under IFRS should not reflect risks for which the future cash flow estimates have been adjusted. Unwinding of the discount (i.e. accretion) is included in finance costs under IFRS.

The ARO provision should be reviewed at the end of each reporting period and adjusted to reflect the current best estimate. Changes may result from changes in the amount or timing of the cash outflows or changes in discount rates. This is different from GAAP where changes in discount rates alone would not result in a change in the ARO. Accordingly, the Company will need to assess the discount rate applicable to the ARO on an ongoing basis. As the Company has elected to apply the IFRS 1 exemption related to asset retirement obligations, the Company will not retroactively adjust the obligation on transition for changes in discount rate that may have occurred from time to time. As such, the Company has remeasured the rehabilitation liability as at January 1, 2010 under IAS 37, estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose using best estimates of the historical risk adjusted discount rates, and recalculated the accumulated depreciation and amortization under IFRS.

As a result of the above analysis, asset retirement obligations will be increased by $9.9 million, asset retirement obligation assets will be increased by $8.5 million and shareholders’ equity will be reduced by $1.4 million as of the Transition Date. For the year ended December 31, 2010, asset retirement obligations will be increased by $6.1 million, asset retirement obligation assets will be increased by $7.1 million, shareholders’ equity will be reduced by $1.0 million, accretion expenses will be reduced by $0.3 million, depreciation and amortization expenses will be increased by $0.15 million and the gain on contribution to the Joint Venture will be increased by $0.2 million. Please refer to the unaudited proforma IFRS reconciliation below.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Share-based Payments

Currently, the Company measures stock-based compensation related to stock-options at the fair value of the options granted using the Black-Scholes option pricing formula and recognizes this expense over the vesting period of the options. For the purpose of accounting for share-based payment transactions, an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants are measured on the date the services are completed. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Company to measure stock-based compensation related to stock-options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that stock-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that currently applied by the Company and will result in certain contractors and consultants being classified as employees under IFRS.

Based on the IFRS definition of an employee, the Company will reclassify a number of individuals previously classified as non-employees to employees. For the stock options granted to the individuals reclassified, changes in fair value after the grant date previously recognized for GAAP purposes will be adjusted. The effect of the above difference is yet to be finalized.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

December 31, 2010 Proforma IFRS Consolidated Balance Sheet and Comprehensive Statement of Income/(Loss) and January 1, 2010 Opening IFRS Balance Sheet: (Unaudited - Expressed in thousands of Canadian Dollars):

The Company has prepared a condensed, unaudited preliminary consolidated opening IFRS reconciliation as at January 1, 2010 with revised comparatives for December 31, 2010 based on known adjustments to date. These adjustments do not necessarily reflect all the adjustments required under IFRS. The preliminary amounts presented below are based on accounting policies the Company expects to apply in preparing its first consolidated IFRS financial statements. The amounts determined for the Company’s final consolidated opening IFRS balance sheet as at January 1, 2010 and the December 31, 2010 comparative consolidated balance sheet may differ from these preliminary amounts reported as a result of changes to IFRS from the date of this document to the dates the final consolidated opening IFRS balance sheet as at January 1, 2010 and December 31, 2010 comparative consolidated IFRS statements are issued.

		Dec-31, 2010	Jan-1, 2010
		Revised	Opening
		Comparatives	Balance Sheet
			at Transition
			Date

Total Assets per Canadian GAAP		$687,612	$535,095
Deferred tax adjustments	- Mineral property interest	(4,374)	(4,862)
Reversal of previous impairments	- Mineral property interest	3,339	(4,574)
Asset retirement obligation adjustments	- Plant, property and equipment	6,126	8,508
Total Assets per IFRS		$692,703	$543,315

Total Liabilities per Canadian GAAP		$217,661	$238,402
Deferred tax adjustments	- Mineral property interest	(4,862)	(4,862)
Asset retirement obligation adjustments	- Site closure and reclamation obligation	7,138	9,899
Total Liabilities per IFRS		$219,937	$243,439

Total Shareholders' Equity per Canadian GAAP		$469,951	$296,693
Deferred tax adjustments	- Retained deficit	489	-
Reversal of previous impairments	- Retained deficit	3,339	4,574
Asset retirement obligation adjustments	- Retained deficit	(1,013)	(1,391)
Total Shareholders' Equity per IFRS		$472,766	$299,876

Total Liabilities and Shareholders' Equity		$692,703	$543,315

Total Comprehensive Income per Canadian GAAP		$150,271
Reversal of previous impairments	- Depletion, depreciation and amortization	(99)
Asset retirement obligation adjustments	- Finance costs	331
Asset retirement obligation adjustments	- Depletion, depreciation and amortization	(185)
Gain on contribution to the joint venture		(415)
Total Comprehensive Income per IFRS		$149,903

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

IFRS Impact on Our Organization

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended March 31, 2011) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The Company has obtained an understanding of IFRS from intensive training of its finance personnel. Further, our finance personnel include employees who have prepared financial statements under IFRS previously.

Based on the analysis and differences identified to date, the Company believes its systems can accommodate the required changes. In addition, the Company’s internal and disclosure control processes, as currently designed, will not need significant modifications as a result of its conversion to IFRS.

We have assessed the impacts of adopting IFRS on our contractual arrangements, and have not identified any material compliance issues.

We have considered the impacts that the transition will have on our internal planning process and compensation arrangements and have not identified any significant impacts to date.

1.15 Financial Instruments and Other Instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and are measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Please refer to note 2(d) of the accompanying audited consolidated financial statements for the list of the Company’s financial instruments and their classifications.

The Company is exposed in varying degrees to financial instrument related risks. The Company’s Board of Directors approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures. The Company is exposed to the following risks from its financial instruments:

a. )

Credit Risk – Credit risk is the risk of potential loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk from its receivables and marketable securities. In general, the Company manages its credit exposure by transacting only with reputable counterparties. The Company monitors the financial condition of its customers and counterparties to contracts.

b. )

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short- term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the foreseeable short and long term cash requirements.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

c. )	Market Risk – The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk. These are discussed further below:

i) Foreign exchange risk

The Company’s revenues and treatment and transportation charges are substantially denominated in US dollars, whereas all other expenses are substantially denominated in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

ii) Interest rate risk

Fluctuations in interest rates impact the return on the cash equivalents and reclamation deposits invested at floating rates of interest.

Equipment loans carry fixed interest rates ranging between 5.349% and 8.6% per annum, and as such are not subject to fluctuations in interest rates. The royalty obligation is offset by a promissory note held by the Company.

iii) Commodity price risk

The value of the Company’s mineral resource properties is related to the price of gold, copper, molybdenum and niobium and the outlook for these minerals. Gold, copper, molybdenum and niobium prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

The profitability of the Company's operations is highly correlated to the market price of copper, molybdenum, niobium and gold. If metal prices decline for a prolonged period below the cost of production of the Gibraltar mine, it may not be economically feasible to continue production.

During 2009, the Company introduced a copper hedging program. The program is a part of the Company’s risk management strategy and was conceived due to the copper price variability experienced in fiscal 2008 and the perceived need to mitigate the potential risks to revenue and operating margins.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

One strategy used to manage copper price risk is called a “zero cost cap and collar” whereby the Company buys a copper “put” option and simultaneously sells an offsetting “call” option. Another strategy is the purchase of put options that sets a minimum price that the Company will realize for a portion of its copper production. The put options are only exercised if the spot price declines below the put strike price. The Company will continue to review its hedge position from time to time in light of prevailing market and economic conditions.

1.16 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.16.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.16.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at March 16, 2011, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number	Number
Common shares				188,999,687
Share purchase option	28-Mar-11	$2.18	110,000
	28-Mar-11	$2.63	40,000
	22-Aug-11	$4.09	15,000
	10-Dec-11	$1.00	858,800
	24-Feb-12	$3.07	165,000
	24-Feb-12	$4.50	135,000
	30-Jul-12	$2.17	26,000
	15-Jan-13	$4.77	960,000
	10-Dec-13	$1.00	2,168,000
	4-Jan-14	$5.13	310,000
	12-Jan-14	$1.15	1,917,000
	21-Apr-14	$1.71	1,446,167
	2-Dec-14	$4.14	100,000
	5-Jan-15	$4.46	1,925,000
	15-Jan-15	$4.77	150,000
	28-Jan-15	$5.00	210,000
	16-Feb-15	$4.59	120,000
	6-Apr-15	$5.39	100,000
	16-Sep-15	$4.61	160,000
	4-Jan-16	$5.13	1,960,000
				12,875,967
Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

1.16.3 Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the Board of Directors regarding the preparation and fair presentation of published financial statements.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company,

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company’s management has concluded that internal control over financial reporting was effective as of December 31, 2010 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

On March 31, 2010, the Company entered into a Joint Venture Formation Agreement (the “JVFA”) with Cariboo Copper Corp. Please refer to note 4 of the accompanying financial statements. In connection with the JVFA, the Company has updated its internal controls over financial reporting, as necessary, to reflect additional processes and controls. Other than the joint venture, there are no significant changes in internal controls over financial reporting that occurred during the year ended December 31, 2010, that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.16.4 Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.16.5 Non-GAAP Measures

This document includes certain non-GAAP performance measures including “cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. The Company believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The table below provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Cash Production Cost

	Year ending	Year ending
	December 31, 2010	December 31, 2009
GAAP operating costs (in thousands of CAD)	$ 118,450	$ 109,964
Add: inventory adjustments	(3,544)	(324)
Less: molybdenum credits	(12,656)	(8,786)
Less: silver credits	(2,885)	(2,001)
Net operating costs (in thousands of CAD)	99,365	98,853
Total copper production (in thousands of lbs)	92,348	70,347
Cost per lb (CAD)	1.38	1.41
Average exchange rate	1.03	1.13
Cost per lb (USD)	$ 1.34	$ 1.24
GAAP treatment and transportation costs (in thousands of CAD)	27,768	24,089
Treatment and transportation per lb of copper (in CAD)	0.37	0.34
Average exchange rate	1.03	1.13
Treatment and transportation cost per lb (in USD)	0.36	0.30
Total cash cost per lb of copper (in USD)	$ 1.70	$ 1.54

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.16.6 Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of the Company and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.

Volatility in Metals Prices

The profitability of the Gibraltar mine and the financial results, exploration, development and mining activities on the Company’s other properties are directly related and sensitive to the market price of copper, gold, molybdenum and other metals. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the United States dollar to other currencies, interest rates, forward selling by producers, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors such as the sale or purchase of commodities by various commodity traders, production costs of major mineral producing countries and the cost of substitutes.

Financing

The Company has been successful at financing its projects and operations over the years. The Company’s ability to continue its exploration, assessment, development and operational activities will depend on the resource industry generally, which is cyclical in nature, and which may, in turn, affect the Company’s ability to attract financing, including joint venture financing, debt or bank financing, equity financing or production financing arrangements. Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in the delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects. Financing through the issuance of equity will result in dilution of existing shareholders.

Taseko’s Prosperity Project Risks

On January 14, 2010, Taseko received the environmental assessment certificate for the Prosperity Project from the British Columbia Provincial Ministry of Environment.

The Canadian Environmental Assessment process, conducted by a Federal Review Panel, concluded in May 2010 and the panel submitted their report to the Government of Canada in early July. In November, the Federal Minister of Environment announced that the Prosperity mine project, as proposed, could not be granted federal authorizations to proceed. Taseko suspended work on detailed engineering and permitting and is currently in discussions with both the Federal and Provincial Governments to define the issues and determine solutions so that this mining project can move forward and meet the criteria that the Federal Government deem appropriate. In February 2011, Taseko announced that it had submitted a new project description to the federal government.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Government approvals and permits are required in connection with the development of the Prosperity project. Failure to obtain such approvals and permits in a timely manner, or at all, will delay or even lead to abandonment of the Prosperity project, which would likely negatively affect the Company’s share price.

Furthermore, the feasibility assumes specified, long-term price levels for gold and copper. The prices of these metals have historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold or copper will remain at current levels or that it will not decline below the prices assumed in the feasibility study.

The Prosperity project will require substantial financing, including a possible combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental regulation, and accommodation of local and community concerns. The economics of the feasibility study are sensitive to the US dollar and Canadian dollar exchange rate, and this rate has been subject to large fluctuations in the last several years.

Increased Costs Could Affect Profitability

The cash cost of production is frequently subject to great variation from one year to the next due to a number of factors, such as changing strip ratios, ore grade, metallurgy, cost of supplies and services (for example, electricity and fuel) and the exchange rate of supplies and services denominated in foreign currencies. If these costs used in connection with the Company’s operations were to increase significantly, and remain at such levels for a substantial period, the Company’s cash flows from operations may be negatively affected. The Company prepares estimates of future production and unit cash costs of production annually. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in operating or capital costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Taseko’s Harmony Project and Aley Project Contain No Known Reserves of Ore

Although there are known bodies of mineralization on the Harmony and Aley projects, there are currently no known reserves or body of commercially viable ore and additional work is required before Taseko can ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Taseko makes on these properties do not result in discoveries of commercial quantities of ore, the exploration and acquisition expenditures will be written off and the value of Taseko stock could be negatively impacted. Under SEC reserve recognition rules, the Prosperity project does not contain any reserves.

Exchange Rate Risk

The Company is subject to currency exchange rate risk because prices of copper and molybdenum are denominated in United States dollars and, accordingly, the Company’s revenues will be received in United States dollars. The Company’s expenses are almost entirely denominated in Canadian dollars. The Company currently does not engage in foreign exchange hedging. Any strengthening in the Canadian dollar will negatively impact the profitability of the Company’s mining operations, assuming all else equal.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Uncertain Project Realization Values

The Company annually undertakes a detailed review of the life-of-mine plans for its operating properties and an evaluation of the Company’s portfolio of development projects, exploration projects and other assets. The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to: copper, molybdenum and gold prices; capital cost estimates; mining, processing and other operating costs; grade and metallurgical characteristics of ore; and mine design and timing of production. In the event of a prolonged period of depressed copper prices, the Company may be required to take additional material write-downs of its operating and development properties.

General Mining Risks

Mining is an inherently risky business with large capital expenditures and cyclical metals markets. Factors beyond the control of Taseko will affect the marketability of any minerals discovered and mined. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered at the Prosperity project, Aley project and the Harmony project, a profitable market will exist for the sale of minerals produced by Taseko. Factors beyond the control of Taseko may affect the marketability of any substances discovered.

The operations of Taseko may require licenses and permits from various governmental authorities. There can be no assurances that Taseko will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at its projects. No assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not modified in ways that could adversely affect the Company’s financial position and the results of operations.

Taseko also competes with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

Typical mining risks are also that estimated reserves are not of the size or grade estimated, and adverse geological or ground conditions, adverse weather conditions, potential labour problems, and availability and cost of equipment procurement and repairs can impact operations.

Taseko’s Share Price is Volatile

In recent years, the market price of a publicly traded stock, especially a resource issuer like Taseko, has experienced a high level of price and volume volatility. Taseko’s shares have ranged between $0.36 and $20.00 in the last 18 years and between approximately $7.27 and $0.66 in the last three years.

YEAR ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The wide fluctuation in market prices of securities may not necessarily be related to the operating performance, underlying asset values or prospects of the Company. Other factors impacting share prices may include the strength of the economy, market perceptions of the attractiveness of particular industries, and the breadth of the public market for the stock. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuations and the political environment. The effect of these and other factors on the market price of the common shares on the TSX and the NYSE Amex suggest that Taseko’s shares will continue to be volatile.

Environmental Considerations

The estimation of the existing reclamation liability related to the Gibraltar mine is not free from uncertainty. Mining always entails risks of spills, pollution, reclamation, and other liabilities and obligations, which like other mining companies, may adversely affect Taseko. If these challenges are not properly assessed or if rules become more onerous, Taseko could be materially adversely affected.

Significant Potential Equity Dilution

Taseko had 12,875,967 share purchase options in-the-money at March 16, 2011. In addition, Gibraltar’s class of tracking preferred shares issued for the Harmony project are redeemable for 6,277,000 common shares. The foregoing may act as an upside constraint on the trading price of Taseko’s shares.